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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006	Commission File Number: 0-17227

ABER DIAMOND CORPORATION (Translation of registrant's name into English)
P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED as of the 18th day of April, 2006.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
1	Aber Diamond Corporation's News Release dated April 17, 2006 regarding an update on the operation of the Winter Road in northeast Yellowknife.

Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Diavik Mine Plan Update

APRIL 17, 2006 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) reports that the operation of the Winter Road that services various mining and exploration operations located northeast of Yellowknife, including the Diavik Mine, was suspended earlier than anticipated due to deteriorating ice conditions resulting from unseasonably warm temperatures. It is anticipated that sufficient fuel is on hand to support the project until the next winter road delivery considering the reduced consumption due to the mild winter. Stripping capacity has been temporarily reduced due to the inability to deliver the heavier components of a large excavation shovel via the Winter Road. Alternative methods of transport for this and other bulk supplies are available and are being evaluated.

The Company retains its earlier production forecast of 8.5 million carats for the coming year subject to actual performance of transportation alternatives. Production from current reserves is expected to exceed 10 million carats in calendar year 2007, with production coming solely from the higher grade A-154 South pipe. The increase in Aber's share of the Diavik Mine capital expenditures for calendar years 2006 to 2010 is estimated to be less than 4% and the impact to Aber's share of operating and exploration costs for calendar 2006 is an estimated increase of 5%.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Aber, and resources and reserves at the Diavik Mine, are assumptions regarding projected revenue and expense, diamond prices and mining costs. These assumptions, although considered reasonable by Aber at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds approximately a 53% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

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SIGNATURES
EXHIBIT INDEX
Diavik Mine Plan Update